Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2005	2004	2005	2004

BASIC:
Net income	$3,761	$3,318	$10,714	$7,765

Weighted average number of common shares outstanding	5,333	5,127	5,238	4,994

Net income per common share	$0.71	$0.65	$2.05	$1.55

ASSUMING DILUTION:
Net income	$3,761	$3,318	$10,714	$7,765

Weighted average number of common shares outstanding	5,333	5,127	5,238	4,994

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	215	250	200	216

Weighted average number of common and common equivalent shares	5,548	5,377	5,438	5,210

Net income per common share, assuming dilution	$0.68	$0.62	$1.97	$1.49